Exhibit 99.1

UNIQURE N.V.

Index to Unaudited Condensed Consolidated Financial Statements

PAGE
Unaudited Condensed Consolidated Balance Sheets as of December 31, 2013 and June 30, 2014	F-2
Unaudited Condensed Consolidated Statements of Comprehensive Loss for the Three Months Ended June 30, 2013 (as restated) and 2014 and the Six Months Ended June 30, 2013 (as restated) and 2014	F-3
Unaudited Condensed Consolidated Statements of Changes in Equity / Deficit for the Six Months Ended June 30, 2013 (as restated) and 2014	F-4
Unaudited Condensed Consolidated Statements of Cash Flow for the Full year 2013 (as restated) and the Six Months Ended June 30, 2014	F-5
Notes to Unaudited Condensed Consolidated Financial Statements	F-6

UNIQURE N.V.

Unaudited Condensed Consolidated Balance Sheets

(€ in thousands)

	NOTE	DECEMBER 31, 2013	JUNE 30, 2014
Assets
Non-current assets
Intangible assets	8	7,775	9,728
Property, plant and equipment	7	2,614	14,614
Other non-current assets	9	923	932
Total non-current assets		11,312	25,274
Current assets
Receivables from related parties	10	1,425	1,453
Trade and Other Receivables	10	1,557	2,513
Inventories	11	865	427
Cash and cash equivalents	12	23,810	72,057
Total current assets		27,657	76,450
Total assets		38,969	101,724
Equity
Share capital		610	880
Share premium		142,459	204,142
Other reserves		6,536	11,162
Accumulated deficit		(144,041)	(160,872)
Total equity	13	5,564	55,312
Liabilities
Non-current liabilities
Borrowings	15	6,292	14,498
Financial lease liabilities	23	302	219
Deferred rent	23	680	5,247
Deferred revenue	16	15,679	15,238
Total non-current liabilities		22,953	35,202
Current liabilities
Trade and other payables	14	7,601	9,178
Debt to related party - derivative	15	722	516
Borrowings	15	633	—
Borrowings - derivative	15	217	170
Deferred rent	23	—	3
Deferred revenue	16	1,279	1,343
Total Current Liabilities		10,452	11,210
Total liabilities		33,405	46,412
Total equity and liabilities		38,969	101,724

The notes are an integral part of these condensed consolidated financial statements.

UNIQURE N.V.

Unaudited Condensed Consolidated Statements of Comprehensive Loss

(€ in thousands, except share and per share data)

		THREE MONTHS ENDED JUNE 30,		SIX MONTHS ENDED JUNE 30,
	NOTE	2013 (as restated)	2014	2013 (as restated	2014
License revenues	16	—	221	—	441
Collaboration revenues	16	758	821	758	1,771
Total revenues		758	1,042	758	2,212
Cost of goods sold		(800)	—	(800)	—
Other income		203	152	391	390
Research and development expenses	17	(2,852)	(8,008)	(6,421)	(14,226)
Selling, general and administrative expenses	18	(2,437)	(2,548)	(4,157)	(4,817)
Other gains / losses, net		26	583	35	64
Total Operating Costs		(5,060)	(9,821)	(10,152)	(18,589)
Operating result		(5,102)	(8,779)	(10,194)	(16,377)
Finance income		—	44	44	71
Finance expense		(2,682)	(255)	(2,814)	(514)
Finance income/(expense)—net		(2,682)	(211)	(2,770)	(443)
Result before corporate income taxes		(7,784)	(8,990)	(12,964)	(16,820)
Corporate income taxes		—	—	—	—
Net Loss		(7,784)	(8,990)	(12,964)	(16,820)
Items that may be subsequently reclassified to profit or loss	19	—	(11)	—	(10)
Other comprehensive income		—	—	—	(10)
Total comprehensive loss*		(7,784)	(9,001)	(12,964)	(16,830)
Loss per share attributable to the equity holders of the Company during the year
Basic and diluted loss per share	21	(0.80)	(0.51)	(1.33)	(1.03)

*                                         Total comprehensive loss is fully attributable to equity holders of the group

The notes are an integral part of these condensed consolidated financial statements.

UNIQURE N.V.

Unaudited Condensed Consolidated Statement of Changes in Equity/Deficit

(€ in thousands)

	Note	TOTAL SHARE CAPITAL	SHARE PREMIUM	OTHER RESERVES	ACCUMULATED DEFICIT	TOTAL EQUITY/DEFICIT
Balance at January 1, 2013		483	114,795	1,508	(117,234)	(448)
Result for the period					(12,964)	(12,964)
Capital contributions		4	274			278
Share based payment/expense				947		947
Balance at June 30, 2013 (as restated)		487	115,069	2,455	(130,198)	(12,187)
Result for the period					(13,856)	(13,856)
Other Comprehensive Income					13	13
Capital contributions		123	27,390			27,513
Result on conversion of the Loan				3,005		3,005
Share-based payment/expense				1,076		1,076
Balance at December 31, 2013	13	610	142,459	6,536	(144,041)	5,564
Result for the period					(16,820)	(16,820)
Other Comprehensive Income					(10)	(10)
Proceeds from shares issued		270	62,351			62,621
Share issuance cost			(668)			(668)
Share-based payment/expense				4,626		4,626
Balance at June 30, 2014	13	880	204,142	11,162	(160,872)	55,312

The notes are an integral part of these condensed consolidated financial statements.

UNIQURE N.V.

Unaudited Condensed Consolidated Statement of Cash Flows

(€ in thousands)

		SIX MONTHS ENDED JUNE 30,
	NOTE	2013 (as restated)	2014
Cash flow from operating activities
Result before corporate income tax		(12,964)	(16,820)
Adjustments for:
—Depreciation	7	259	310
—Lease Incentive		—	3,876
—Derivative result	3	1,954	(253)
—Exchange result		(35)	(64)
—Other non-cash items		800	(9)
—Share-based payment expenses	20	947	4,626
—Changes in other non-current assets		—	—
—Changes in trade and other receivables		(17,845)	(292)
—Movement in inventories	11	(188)	438
—Changes in trade and other payables	14	97	(1,240)
—Changes in deferred revenue and provisions		17,083	(377)
—Movement in other liabilities		469	448
—Interest (income)/expense		613	650
Cash used in operations		(8,810)	(8,707)
Interest paid		(6)	(461)
Net cash used in operating activities		(8,816)	(9,168)
Cash flow from investing activities
Purchases of property, plant and equipment	7	(324)	(9,787)
Purchases of intangible assets	8	(1,225)	(1,953)
Interest received		—	59
Net cash used in investing activities		(1,549)	(11,681)
Cash flow from financing activities
Capital contribution from shareholders	13	278
Proceeds from shares issued	13	—	62,621
Share issuance cost	13	—	(668)
Convertible loans drawn down	15	11,999	—
Exchange result on Borrowings		—	46
Proceeds from borrowings	15	7,492	7,184
Redemption of financial lease	15	(70)	(77)
Repayments of borrowings	15	—	—
Net cash generated from financing activities		19,699	69,106
Net increase in cash, cash equivalents, and other bank overdrafts		9,334	48,257
Currency effect cash and cash equivalents		—	(10)
Cash, cash equivalents, and other bank overdrafts at beginning of the period		263	23,810
Cash, cash equivalents, and other bank overdrafts cash at end of the period	12	9,597	72,057

The notes are an integral part of these condensed consolidated financial statements.

UNIQURE N.V.

Notes to Unaudited Condensed Consolidated Financial Statements

1. General information

uniQure N.V.

uniQure N.V. (“uniQure” or the “Company”) is a biopharmaceutical company domiciled in The Netherlands with headquarters at Meibergdreef 61, 1105 BA, Amsterdam, The Netherlands.

The Company is a leader in the field of gene therapy, and has developed the first product to receive regulatory approval in the European Union and as well as multiple collaborations designed to accelerate the development of a broad pipeline of additional product candidates. The Company was incorporated in January 2012 to acquire and continue the gene therapy business (“AMT Business”) of Amsterdam Molecular Therapeutics (AMT) Holding N.V. (“AMT”) and its subsidiaries (collectively, the “AMT Group”) and to facilitate additional financing, as described further below. As used in these condensed consolidated interim financial statements, unless the context indicates otherwise, all references to “uniQure” or the “Company” refer to uniQure and its consolidated subsidiaries.

Organizational structure of the uniQure Group

uniQure N.V. is the ultimate parent of the following group of entities:

Company name
uniQure biopharma B.V.
uniQure IP B.V.
uniQure Manufacturing B.V.
uniQure Assay Development B.V.
uniQure Research B.V.
uniQure non clinical B.V.
uniQure QA B.V.
uniQure Process Development B.V.
uniQure clinical B.V.
Stichting participatie AMT(1)
uniQure Inc.(2)

(1)                                 Stichting participatie AMT is a Trust, not a company, but met the conditions for consolidation within uniQure’s consolidated financial statements. Stichting participatie AMT was established to facilitate AMT’s employee incentive schemes for the period up to 2010.

(2)                                 In May 2013 the Company incorporated uniQure Inc., a Delaware corporation and wholly owned subsidiary of uniQure biopharma B.V.

Other matters

In January 2014, the Company entered into a collaboration and license agreement with 4D for the discovery and optimization of next-generation AAV vectors. Under this agreement, the Company has an exclusive license to 4D’s existing and certain future know-how and other intellectual property for the delivery of AAV vectors to CNS or liver cells for the diagnosis, treatment, palliation or prevention of all diseases or medical conditions. Under this collaboration, the 4D team, including Dr. David Schaffer, 4D’s co-founder and Professor of Chemical and Biomolecular Engineering at the University of California, Berkeley, will establish a laboratory, which the Company will fund, at a cost of approximately $3.0 million in aggregate over the next three years, to identify next generation AAV vectors. The Company is also required to make payments for pre-clinical, clinical and regulatory milestones under the collaboration as well as to pay single-digit royalties. In addition, the Company has granted options to purchase an aggregate of 609,744 ordinary shares in connection with this collaboration, and will recognize resulting share-based payment expense over the next three years. To the extent that the collaboration is successful, the Company may also incur additional third party costs in developing any product candidates and also in preparing, filing and prosecuting additional patent applications

On January 20, 2014, the shareholders of the Company approved, and on January 21, 2014 the supervisory board of the Company confirmed, a 5-for-1 consolidation of shares, which had the effect of a reverse share split, that became effective on January 31, 2014. All share, per-share and related information presented in these unaudited condensed consolidated financial statements and accompanying footnotes has been retroactively adjusted, where applicable, to reflect the impact of the reverse share split.

On February 5, 2014 the Company successfully completed its initial public offering, placing 5,400,000 shares at $17 per share, raising total gross proceeds of $91,800,000 (€67,300,000) and net proceeds of $85,400,000 (€62,600,000) after commissions but before expenses. At the time of the initial public offering all existing shareholders agreed to a 180 day lock-up that has expired on August 4, 2014.

The unaudited condensed consolidated financial statements were authorized for issue by the supervisory board on August 26, 2014.

2. Summary of Significant Accounting Policies

2.1 Basis of Preparation

These unaudited condensed consolidated financial statements of the Company were prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting”. Certain information and disclosures normally included in consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) have been condensed or omitted. Accordingly, these condensed consolidated financial statements should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2013 which have been prepared in accordance with IFRS as issued by the International Accounting Standards Board. These consolidated financial statements for the year ended December 31, 2013 were filed with the SEC on April 25, 2014 as part of Form 20-F.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to these condensed consolidated financials are disclosed in Note 4.

The Unaudited Condensed Consolidated Statements of Comprehensive Income for the Six Months Ended June 30, 2013 have been restated  to correct certain errors in a number of line items that became apparent in subsequent reviews, which are described below. As a result of the adjustments listed below; the overall result for the six month period ending June 30, 2013, is a reduction of the comprehensive loss of €529,000 and a subsequent reduction of the basic and diluted loss per share of €0.06.

	SIX MONTHS ENDED JUNE 30 (unaudited)
	As reported	As restated
	(€ in thousands, except per share data)
	2013	2013	Adjustments
License revenues	—	—
Collaboration revenues	475	758	283
Total revenues	475	758	283
Cost of goods sold	(800)	(800)	—
Other income	474	391	(83)
Research and development expenses	(6,800)	(6,421)	379
Selling, general and administrative expenses	(4,394)	(4,157)	237
Other gains / losses, net	35	35	—
Total Operating Costs	(10,685)	(10,152)	533
Operating result	(11,010)	(10,194)	816
Finance income	—	44	44
Finance expense	(2,483)	(2,814)	(331)
Finance income/(expense)—net	(2,483)	(2,770)	(287)
Result before corporate income taxes	(13,493)	(12,964)	529
Corporate income taxes	—	—
Net Loss	(13,493)	(12,964)	529
Items that may be subsequently reclassified to profit or loss	—	—
Other comprehensive income	—	—
Total comprehensive loss*	(13,493)	(12,964)	529
Loss per share attributable to the equity holders of the Company during the year
Basic and diluted loss per share	(1.39)	(1.33)	0.06

The adjustment made to collaboration revenue for the amount of €283,000 relates to recharges of operating expenses that, as per the the agreements with Chiesi, were rechargeable to Chiesi for the period up to June 30, 2013, and that were not included in the earlier reported numbers. The adjustment made to on the Other Income line of €(83,000) reflected a different quarterly allocation of a government grant, where recognition of the Other Income is now based on the progress of the program. Changes in the operating expenses, for a total of €616,000,  related to attributing expenses more accurately over the quarters for an amount of €304,000 and to revised calculations leading to a reduced expense of €312,000 on share based expenses reflecting forfeitures on non-vested options for staff that was no longer employed at June 30, 2013. This amount of €312,000 also effected the Other Reserves as presented in the consolidated statement of  changes in Equity / Deficit. The adjustment made to finance expense line of €(287,000) reflected the correction of an error in the calculation of the conversion right of the convertible loan.

June 30, 2013 Consolidated Statement of	Total Share	Share	Other	Accumulated	Total Equity /
changes in Equity / Deficit	Capital	Premium	reserves	deficit	deficit
(€ of thousands)
As reported	487	115,069	2,767	(130,727)	(12,404)
As restated	487	115,069	2,455	(130,198)	(12,187)
Adjustments	—	—	(312)	529	217

As a result of these cumulative adjustments, as of June 30, 2013, the accumulated deficit decreased by €529,000 and the total equity / deficit improved by €217,000.

2.2 Changes in Accounting Policy and Disclosures

The accounting policies adopted are consistent with those of the previous financial year, except as described below.

a) New and amended standards adopted by the Company

The following standards and amendments to standards became effective for annual periods on January 1, 2014 and have been adopted by the Company in the preparation of the condensed consolidated financial statements:

IFRS 10	Amended / Consolidated Financial Statements
IFRS 12	Amended / Disclosures of Interest in Other Entities
IAS 27	Amended / Consolidated and Separate Financial Statements
IAS 32	Amended / Financial Instruments: Presentation
IAS 36	Amended / Impairment of Assets
IAS 39	Amended / Financial Instruments: Recognition and Measurement
IFRIC 21	Levies

The adoption of these new standards and amendments did not materially impact the Company’s financial position or results of operations.

b) New and amended standards not yet adopted by the Company

The standard that could have a significant effect on the consolidated financial statements of the Company is IFRS 15 “Revenue from contracts with customers”. IFRS 15 is effective from January 1, 2017 with a retrospective effect. The Company has not early adopted IFRS 15 and has yet to assess its full impact. There are no standards which are currently available for early adoption which are expected to have a significant effect on the condensed consolidated financial statements of the Company.

3. Financial risk management

3.1 Financial risk factors

The Company’s activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest rate risk and price risk), credit risk and liquidity risk.

The condensed consolidated financial statements do not include all financial risk management information and disclosures required in the annual consolidated financial statements, and should be read in conjunction with the Company’s annual consolidated financial statements for the period ended December 31, 2013.

Since December 31, 2013, other than the departure of the Company’s CFO in May 2014, there have been no changes in the Company’s finance department, which is responsible for financial risk management, nor in the Company’s financial risk management policies.

The table below analyzes the Company’s financial liabilities in relevant maturity groupings based on the length of time until the contractual maturity date, as at the balance sheet date. The amounts disclosed in the table are the contractual undiscounted cash flows. Balances due within 12 months equal their carrying value balances as the impact of discounting is not significant.

	LESS THAN 1 YEAR	BETWEEN 1 AND 2 YEARS	BETWEEN 2 AND 5 YEARS	OVER 5 YEARS
	(€ in thousands)
At December 31, 2013
Borrowings (excl. finance lease liabilities)	633	2,722	3,911	—
Financial lease liabilities	156	168	134	—
Trade and other payables	7,445	—	—	—
Total	8,234	2,890	4,045	—
At June 30, 2014
Borrowings (excl. finance lease liabilities)	—	2,206	12,292	—
Financial lease liabilities	162	174	45	—
Trade and other payables	9,016	—	—	—
Total	9,178	2,380	12,337	—

For financial instruments that are measured on the balance sheet at fair value, IFRS 7 requires disclosure of fair value measurements by level of the following fair value measurement hierarchy:

•                  Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1);

•                  Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2); and

•                  Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (level 3).

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to ascertain the fair value of an instrument are observable, the instrument is included in level 2. If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

Following the Initial Public Offering in February 2014, the measurement for the warrants is now a level 2 valuation, as our shares are traded on NASDAQ under the symbol “QURE” and the valuation of the warrants is derived from the quoted share price.

The carrying amount of a financial asset or financial liability is a reasonable approximation of the fair value and therefore information about the fair values of each class has not been disclosed.

	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL
At December 31, 2013
Debt to related party— derivative (warrants)	—	—	722	722
Borrowings— derivative (warrants)	—	—	217	217
	—	—	939	939

	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL
At June 30, 2014
Debt to related party— derivative (warrants)	—	516	—	516
Borrowings— derivative (warrants)	—	170	—	170
	—	686	—	686

LEVEL 3
Opening Balance at January 1, 2014	939
Transfers to/(from) level 3	(686)
Losses recognized in Profit and Loss during the six months ended June 30, 2014	(253)
Closing balance at June 30, 2014	—
Total losses for the period included in P&L for assets held at the end of the reporting period, under Finance expenses	253

Group valuation processes

The fair value of the level 2 liabilities as of June 30, 2014 has been determined using a Black-Scholes option pricing model. Key inputs include the risk-free rate, volatility, term, exercise price, and fair value of ordinary shares. The values are included within the tables presented above. Changes in the fair values are analyzed at each reporting date during the quarterly review process. The fair value of ordinary share is the quoted price as of June 30, 2014.

4. Critical Accounting Estimates and Judgments

The preparation of financial statements in conformity with IFRS requires the Company to make estimates and assumptions that affect the reported amounts and classifications of assets and liabilities, revenues and expenses in the condensed consolidated interim financial statements. The estimates that have a significant risk of causing a material adjustment to the financial statements are utilized for share-based compensation, income taxes, research and development expenditures and borrowings. Actual results could differ materially from those estimates and assumptions.

The preparation of financial statements in conformity with IFRS also requires the Company to exercise judgment in applying the accounting policies. Critical judgments in the application of the Company’s accounting policies relate to research and development expenditures, revenues and the cost of license revenues.

The condensed consolidated financial statements do not include all disclosures for critical accounting estimates and judgments that are required in the annual consolidated financial statements, and should be read in conjunction with the Company’s annual consolidated financial statements for the period ended December 31, 2013.

Revenue recognition

The Company has not generated any revenues from royalties or product sales through June 30, 2014.

In July 2013, the Company received upfront payments in connection with the Glybera commercialization agreement and hemophilia B co- development agreements. Revenues from such non-refundable, up-front payments are initially reported as deferred revenues on the consolidated balance sheet and are recognized in revenues as earned over the period of the development, commercialization, collaboration or manufacturing obligation.

The Company also generates revenues from collaborative research and development arrangements. Such agreements may consist of multiple elements and provide for varying consideration terms, such as up-front, milestone and similar payments, which require significant analysis by management in order to determine the appropriate method of revenue recognition.

Where such arrangements can be divided into separate units of accounting (each unit constituting a separate earnings process), the arrangement consideration is allocated to the different units based on their relative fair values and recognized over the respective performance period. Where the arrangement cannot be divided into separate units, the individual deliverables are combined as a single unit of accounting and the total arrangement consideration is recognized over the estimated collaboration period. Such analysis requires considerable estimates and judgments to be made by us, including the relative fair values of the various elements included in such agreements and the estimated length of the respective performance periods.

Management has concluded that the up-front payments constitute a single unit of accounting, and accordingly, the up-front payments will be recognized over the estimated remaining period of the related manufacturing technologies.

5. Seasonality of Operations

The Company’s financial results have varied substantially, and are expected to continue to vary, from quarter to quarter. The Company therefore believes that period-to-period comparisons should not be relied upon as indicative of future financial results. The Company believes that its ordinary activities are not linked to any particular seasonal factors.

6. Segment Information

Operating segments are identified on the basis of whether the allocation of resources and/or the assessment of performance of a particular component of uniQure’s activities are regularly reviewed by uniQure’s chief operating decision maker as a separate operating segment. By these criteria, the activities of uniQure are considered to be one segment, which comprises the discovery, development and commercialization of innovative gene therapies, and the segmental analysis is the same as the analysis for uniQure as a whole. The Management Board is the chief operating decision maker, and it reviews the consolidated operating results regularly to make decisions about the Company’s resources, and to assess overall performance.

The Company currently, and in the near future, is expected to derive the substantial majority of its revenues from a single party, Chiesi, based in Italy. The Company and Chiesi have entered into an exclusive collaboration for the development and commercialization of the Company’s Glybera and Hemophilia B programs in Europe and certain additional territories, pursuant to agreements which were entered into in April 2013, and which became effective in June 2013.

7. Property, Plant and Equipment

	LEASEHOLD IMPROVEMENTS	CONSTRUCTION IN PROCESS	LAB EQUIPMENT	OFFICE EQUIPMENT	TOTAL
	(€ in thousands)
Period ended June 2014
Opening net book amount	413	1,285	321	595	2,614
Additions	—	11,767	282	261	12,310
Depreciation charge	(74)	—	(74)	(162)	(310)
Closing net book amount	339	13,052	529	694	14,614
At June 30, 2014
Cost	1,264	13,052	3,417	1,643	19,376
Accumulated depreciation	(925)	—	(2,888)	(949)	(4,762)
Net book amount	339	13,052	529	694	14,614

Construction in Process (“CIP”) at June 30, 2014 relates to the continued build-out of the manufacturing facility in Lexington, Massachusetts.

Depreciation expense of €310,000 for the six months ended June 30, 2014 (six months ended June 30, 2013: €259,000) has been charged in research and development expense.

8. Intangible Assets

INTANGIBLE ASSETS
(€ in thousands)
Period ended June 30, 2014
Opening net book amount	7,775
Additions	1,953
Reductions	—
Amortization charge	—
Closing net book amount	9,728
At June 30, 2014
Cost	9,728
Accumulated amortization and impairment	—
Net book amount	9,728

Additions to intangible assets for the six months ended June 30, 2014 include the continued capitalization of Glybera development expenses, in accordance with IAS 38, for a total amount of €1,807,000 compared with a restated €1,226,000 for the six months ended June 30, 2013. Capitalization of Glybera costs commenced on March 21, 2013 and had a balance of €3,108,000 as of December 31, 2013. Other additions relate to the capitalization of license amendment fees following the agreements entered into with 4D Molecular Therapeutics, for a total amount of € 146,000 compared with €1,542,000 for the six months ended June 30, 2013. The June 2013 addition related to the capitalization of sub-license amendments following the Chiesi transaction in June 2013.

9. Other Non-Current Assets

As of December 31, 2013 and June 30, 2014, the amount represents a refundable security deposit for the Lexington, Massachusetts facility, paid in September 2013.

10. Trade and Other Receivables

	DECEMBER 31, 2013	JUNE 30, 2014
	(€ in thousands)
Receivables from related parties	1,425	1,453
Other receivables	764	1,187
Prepaid Expenses	391	656
Social security and other taxes	402	670
Trade and other receivables	2,982	3,966

The fair value of trade and other receivables approximates their carrying value. As of June 30, 2014 and December 31, 2013, all trade and other receivables were assessed as fully recoverable. The carrying amount of the Company’s trade receivables are denominated in Euro and US Dollars.

The receivables from related parties as of June 30, 2014 relate to invoiced amounts to Chiesi of €1,430,000. The remaining element of receivables from related parties relate to certain wage tax liabilities settled by AMT on behalf of senior management in connection with purchases of AMT depositary receipts in 2007; these amounts are repayable to uniQure on sale of the related depositary receipts or on the respective employee ceasing to be employed by the Company of €23,000.

The other classes within trade and other receivables do not contain impaired assets. The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable mentioned above.

The other receivables primarily relate to prepaid rent, insurance and certain annual license fees for software and Intellectual Property.

11. Inventories

	DECEMBER 31, 2013	JUNE 30, 2014
	(€ in thousands)
Raw materials	103	230
Work in Process / Intermediate Products	762	197
Inventories	865	427

Inventories as of June 30, 2014 were €427,000 (June 30, 2013: €188,000). The amount includes the raw materials that are capitalized in connection with the manufacturing of Glybera for commercial sale, which is expected to commence in the fourth quarter of 2014  / first quarter of 2015. Also included in inventories are amounts assigned to work in progress and intermediate products following the initial production batches of Glybera. Only Glybera-related material that could not be used for commercial purposes is expensed.

The reduction in the inventories over the course of  2014 related to a number of batches, manufactured in 2013, that were in 2014 considered to be out of specifications and could not be put forward for commercial sale; the reduction was accordingly booked into research and development expenses.

12. Cash and Cash Equivalents

	DECEMBER 31, 2013	JUNE 30, 2014
	(€ in thousands)
Cash at bank and on hand	23,810	72,057

The cash balance as of June 30, 2014 reflects the net receipt of the proceeds from the Initial Public Offering in February 2014, as well as the amendment on the Hercules Loan.

Supplemental information relating to the cash flow statement

Purchases of fixed assets and changes in trade and other payables exclude a non-cash item of €2,523,000 largely related to the purchase of fixed assets, which have not yet been paid as of June 30, 2014. Refer to Note 7 above.

13. Equity

Following a general meeting of shareholders of uniQure on July 22, 2013, the Company’s authorized share capital was increased from €1,900,000 or 190,000,000 shares to €2,000,000 or 200,000,000 shares by the creation of a new sub-denomination of class C Ordinary Shares, on the following basis:

	A	B	C	TOTAL
Number of Ordinary Shares	34,281,263	3,718,737	2,000,000	40,000,000
Value (€)	1,714,063	185,937	100,000	2,000,000

Following the IPO where the Company issued 5,400,000 ordinary shares, as of June 30, 2014, a total of 17,594,906 shares were issued and paid up in full at a nominal value of €0.05 per share (December 31, 2013: 12,194,906 shares at €0.05 per share).

Date	Description	Number of shares	Share capital Amounts	Share premium Amounts	Total equity Amounts
		(€ in thousands)
January 1, 2013	Brought forward	9,653,496	483	114,795	115,278
January—May, 2013	Employees and other persons new equity investment	90,747	4	274	278
July 24, 2013	Chiesi new equity investment	1,109,214	55	13,945	14,000
July 26, 2013	Conversion of 2012 & 2013 convertible loans	1,336,331	67	13,430	13,497
November 2013	Exercise of options	5,118	1	15	16
February 5, 2014	Initial Public Offering	5,400,000	270	61,683	61,953
June 30, 2014		17,594,906	880	204,142	205,022

For further details about the conversion of the convertible loan in July 2013 refer to Note 15.

On February 5, 2014 the Company issued 5,400,000 ordinary shares at an initial public offering price of $17.00 per share. For the issuance of the 5,400,000 ordinary shares, the Company received proceeds, after deducting underwriting discounts but prior to deducting offering expenses payable by the Company, of €64,000,000 ($85,400,000).

On December 31, 2013 and June 30 2014 a total of 7,258 shares were held by the stichting participatie AMT as treasury shares. The par value as of  June 30, 2014 was €0.05 per share (as of December 31, 2013: €0.05 per share). All shares issued by the Company were fully paid. Besides the minimum amount of share capital to be held under Dutch law, there are no distribution restrictions applicable to equity of the Company.

Share Premium

All expenses related to the IPO were recorded in the consolidated statement of comprehensive income until the date at which it became probable that the IPO would occur. The Management Board determined that January 2, 2014, the date on which the Company first publicly filed its offering prospectus with the Securities and Exchange Commission, is considered to be the date at which the IPO became probable. Offering expenses, totaling €668,000 related to the IPO and incurred subsequent to January 2, 2014 were deducted from the proceeds of the share issuance.

Total additions to share premium during the six months ended June 30, 2014 were €61,683,000 net of costs. This increase in share premium was due to the issue of shares as described above.

Other Reserves

The costs of equity-settled share-based payments to employees are recognized in the income statement, together with a corresponding increase in equity during the vesting period, taking into account (deferral of) corporate income taxes.

During the six months ended June 30, 2014 the Company recognized a share-based payment expense of €4,626,000 (six months ended June 30, 2013: €947,000), as described in Note 20 below. The amount presented in the first six months of 2014 took into account the accelerated vesting at IPO, as well as the expenses incurred under the 2014 Option Plan that was presented to staff and associates effectively on May 27, 2014 and the options granted to the management of 4D Molecular Therapeutics.

In the period presented in these unaudited consolidated financial statements, the Company did not have any legal or other types of restricted reserves.

14. Trade and Other Payables

	DECEMBER 31, 2013	JUNE 30, 2014
	(€ in thousands)
Trade payables	3,507	5,020
Social security and other tax	802	923
Other current liabilities	3,292	3,235
Total trade and other payables	7,601	9,178

Other current liabilities

As of June 30, 2014 and December 31, 2013, other current liabilities consisted principally of accruals for services provided by vendors but not yet billed, reimbursements received from research and development partners for expenses which have yet to be incurred and miscellaneous liabilities.

15. Borrowings

	DECEMBER 31, 2013	JUNE 30, 2014
	(€ in thousands)
Non-current
Borrowings	6,292	14,498
Total non-current	6,292	14,498
Current
Debt to related party—derivative	722	516
Borrowings	633	—
Borrowings—derivative	217	170
Total current	1,572	686
Total	7,864	15,184

December 2012 Convertible Loan and Amendment in March 2013

On December 17, 2012, uniQure entered into a convertible loan agreement with four of its major shareholders (Forbion, Gilde, Grupo Netco and Lupus Alpha), in respect of unsecured and unsubordinated loan notes, which have an issue price of 100% and pay an annual coupon of 8%. Of the total loan €1,498,000 was drawn down in the period to December 31, 2012 and the balance of €1,999,000 was drawn down in the period from January 1, 2013 to January 31, 2013, amounting to a total convertible loan amount of €3,497,000.

In March 2013, uniQure increased the loan by an additional €10,000,000 investment by Coller Capital. As part of the increase, the loan note terms for all loan note holders described in the annual consolidated financial statements were amended such that the final maturity date of the loan notes was extended to December 31, 2014. Additionally, the warrant entitlement was reduced to 10% of the principal amount of the loan provided to uniQure.

Following the subscription for new equity by Chiesi, on July 21, 2013 the full convertible loan was converted on July 26, 2013 into new Class A Ordinary Shares, at a conversion price of €10.10 per share. This conversion marked the extinction of the convertible derivative instrument. The remaining derivative element arises from the warrants issued to the holders of the convertible loan as part of the convertible loan arrangements.

The warrants associated with the convertible loan, and which survive the conversion of the loan, are presented in the consolidated Balance Sheet as at June 30, 2014 within liabilities as a derivative with a fair value of €516,000.

Hercules Borrowing

The presented non-current borrowings relate to the Hercules Technology Growth Corp. venture debt loan facility, entered into on June 14, 2013 for a book value of €7,062,000 as of June 30, 2014, presented net of expenses for facility charges of 1.25% plus expenses related to legal counsel. The loan commitment is $10,000,000 with an interest rate of 11.85% and a back-end fee of 3.45%, which matures over a period of 39 months from the loan closing date. The interest-only period was initially set at 9 months and was extended to 15 months on completion of the transaction with Chiesi. In addition, the loan is secured by a lien on all of the Company’s assets (excluding intellectual property).

During the six months ended June 30, 2014, an amount of $701,000 (€512,000), compared with $56,000 (€43,000) for the six months ended June 30, 2013, was recorded as finance expense in relation to the Hercules borrowing. For the three months ending June 30, 2014 the amount was $353,000 (€257,000) compared with $56,000 (€43,000) for the three months ended June 30, 2013

The warrant included in this loan agreement is not closely related to the host contract and therefore has been split and accounted for separately as a financial derivative measured at fair value though profit or loss. The fair value of this derivative is €170,000 and is included within the Current liabilities: Borrowings—derivative on the Consolidated Balance Sheet as of June 30, 2014.

On June 26, 2014 the Company entered into an amended and restated loan agreement (which amends the original loan agreement) of $20,000,000 (€14,600,000), presented net of expenses for facility charges of 1.00% plus expenses related to legal counsel. The loan commitment is $20,000,000 with an interest rate of 10.25% and a back-end fee of $250,000 which matures over a period of 48 months. The interest-only period is 18 months.  As the terms of the amended loan agreement changed significantly compared to the original loan agreement (maturity date, Interest rate, payback schedule), the Company fully amortised, the unamortised transaction costs at issue which is required under IAS39, resulting in an extra amortisation charge through profit and loss for the period ending June 30, 2014 of $193,000 (€141,000).

The total value for the amended loan per June 30, 2014 is $19,782,000 (€14,498,000) and is recorded net of expenses under non-current borrowings. The warrants included in the original loan agreement remain in place and are unaffected.

In the period ending June 30, 2014 the current element of this loan facility reduced to nil, as the amended agreement introduced a further extension of the interest only period.

Finance Lease Liability

The finance lease liability relates to the Company’s facility at the Meibergdreef in Amsterdam, the Netherlands.

The condensed consolidated financial statements do not include all disclosures for borrowings that are required in the annual consolidated financial statements, and should be read in conjunction with the Company’s annual consolidated financial statements for the period ended December 31, 2013.

16. Revenues and Deferred Revenues

	JUNE 30, 2013	JUNE 30, 2014
	(€ in thousands)
License Revenues	—	441
Collaboration Revenues	758	1,771
	758	2,212

	DECEMBER 31, 2013	JUNE 30, 2014
	(€ in thousands)
Deferred License Revenues Current Portion	1,279	1,343
Deferred License Revenues	15,679	15,238
	16,958	16,581

During the six months ended June 30, 2014, an amount of €441,000 (six months ended June 30, 2013: €nil) was recognized as license revenues. This amount relates to the recognition of the up-front payments received from Chiesi. During the six months ended June 30, 2014, an amount of € 1,771,000 (six months ended June 30, 2013: €758,000) was recognized as collaboration revenues. This amount relates to reimbursements of expenses under its Co-Development Agreement with Chiesi in respect of its Hemophilia B program.

Upon signing of the Commercialization Agreement and the Co-Development and Commercialization Agreement with Chiesi on April 29, 2013, the Company received €17,000,000 as a non-refundable upfront payment. Based on an assessment performed to the Company, the €17,000,000 will be amortized on a straight-line basis, and presented as license revenues, over a period from July 2013 through September 2032: the date of expiration of the last intellectual property protection related to the manufacturing process. The Company determined that the €17,000,000 of up-front payments received from Chiesi constituted a single unit of accounting.

Collaboration revenues from contracts, typically from delivering research and development services, relate to the agreements, and are recognized on the basis of labor hours delivered at the Agreements’ full time employee rate.

Cost reimbursements to which the Company is entitled to under agreements are also recognized as collaboration revenues in the income statement in the same quarter of the recorded cost they intend to compensate.

17. Research and development expenses

For the three months ended June 30, 2014 the research and development expenses amounted to €8,008,000 (three months ended June 30, 2013: €2,582,000); for the six months ended June 30, 2014 the numbers increased to €14,226,000 (six months ended June 30, 2013: €6,421,000). These increases are  mainly due to the additional development and clinical activities required to support the planned commercial launch of Glybera, as well as the increase on share based expenses (as described in note 20 below), in addition to the continued progression of uniQure’s other programs through late stage research and clinical development.

18. General and administrative expenses

For the three months ended June 30, 2014 the general and administrative expenses amounted to €2,548,000 (three months ended June 30, 2013: €2,437,000); for the six months ended June 30, 2014 the numbers increased to €4,817,000 (six months ended June 30, 2013: €4,157,000). These limited increases are primarily due to expenses related to consultants (commercial, operations and administrative) and professional fees.

19. Other Comprehensive Income

For the three months ended June 30, 2014 the other comprehensive income amounted to (€11,000) (three months ended June 30, 2013: €nil); for the six months ended June 30, 2014 the numbers amounted to €10,000 (six months ended June 30, 2013: nil). The amounts shown represent the foreign currency translation arising from the U.S. subsidiary, which was established in May 2013.

20. Share-Based Payments

The condensed consolidated financial statements do not include all disclosures for share-based payments that are required in the annual consolidated financial statements, and should be read in conjunction with the Company’s annual consolidated financial statements for the period ended December 31, 2013.

The 1,691,844 options outstanding at December 31, 2013, in total represent a further share based expense of €1,700,000 to be recognized from 2014 through to 2016. In addition, in January 2014 the Company granted another 609,744 options to the management of 4D Molecular Therapeutics. On May 27, 2014 the Company presented a new option plan for employees and certain affiliates; in total the Company granted 926,000 new options, all with a strike price of $9.35. Options under the 2014 Plan will vest over a period of 4 years, with 25 % vesting after a one year cliff and the remainder, by quarters, split equally over the following three years. Total outstanding as at June 30, 2014 were 3,227,558.

During the three months ended June 30 2014 the Company recognized a share-based payment expense of €2,284,000 (three months ended June 30, 2013: €405,000). For the six months ended June 30, 2014 the company recognized a share-based expense of €4,626,000 (of which €195,000 related to the new 2014 Option Plan); for the six month ended June 30, 2013 the Company recognized  share-based expense of €947,000.

21. Loss Per Share

Basic

Basic loss per share is calculated by dividing the loss attributable to equity holders of the Company by the weighted average number of issued and outstanding ordinary and preferred shares during the year.

	SIX MONTHS ENDED JUNE 30,
	2013	2014
Loss attributable to equity holders of the Company (€ in thousands)	(12,964)	(16,820)
Weighted average number of ordinary shares outstanding	9,716,070	16,371,702
Loss per Share (€)	(1.33)	(1.03)

For the period of three months ending on June 30 2013, and June 30, 2014; the loss per share was (0.80) and (0.51) respectively.

Diluted

Diluted loss per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. Due to the fact that the Company is loss making, all potential ordinary shares had an antidilutive effect, if converted, and thus have been excluded from the computation of loss per share.

	DECEMBER 31, 2013	JUNE 30, 2014
	(€ in thousands)
Warrants	170,802	170,802
Share options under 2012 Plan	1,691,844	2,301,588
Share options under 2014 Plan	—	926,000
Total	1,862,646	3,398,390

22. Related-Party Transactions

In the six month periods ended June 30, 2014 and 2013, the Management Board received regular salaries and contributions to post-employment schemes. Additionally, selected members of the Supervisory Board received compensation for their services in the form of cash compensation.

Following the IPO the Company recognizes as related party only those shareholders that are holding more than 5% of the Company’s shares.

Funds affiliated with Forbion Capital partners have a material interest in the Company. In addition, Professor Sander van Deventer and Mr. Sander Slootweg, who were appointed as members of the Supervisory Board of uniQure on April 5, 2012, are each partners of Forbion. Based on the information above, Forbion is a related party of uniQure.

Funds affiliated with Gilde Healthcare have a material interest in the Company. In addition, Mr. Edwin de Graaf, who was appointed as a member of the Supervisory Board of uniQure on April 5, 2012 and resigned on November 8, 2103, is a partner of Gilde Healthcare Partners. Based on the information above, Gilde Healthcare is a related party of uniQure.

Chiesi became a related party following the commercial and investment agreements concluded with the Company on June 30, 2013, and Coller Capital became a related party following the conversion of the convertible loan in July 2013.

Transactions

In the period ending June 30, 2014, the Company received various payments from Chiesi for issued invoices totaling €1,862,000. As of June 30, 2014 the Company had a receivable outstanding with Chiesi for €1,430,000.

Key Management Compensation

The below table shows the compensation for the Supervisory Board, the Managing Directors and senior Management:

FOR THE		SHORT TERM EMPLOYEE BENEFITS	SHARE- BASED PAYMENTS(1)	POST- EMPLOYMENT BENEFITS	ADVISORS FEES	TERMINATION BENEFITS	TOTAL
		(€ in thousands)
Year ended December 31, 2013	Supervisory Board	—	296	—	104	—	400
	Managing directors	747	377	60	—	—	1,184
	Senior Management	1,101	873	109	—	—	2,083
		1,848	1,546	169	104	—	3,667
6 months ended June 30, 2013	Supervisory Board	—	320	—	49	—	369
	Managing directors	372	431	30	—	—	833
	Senior Management	495	266	50	—	—	811
		867	1,017	80	49	—	2,013
6 months ended June 30, 2014	Supervisory Board	—	110	—	83	—	193
	Managing directors	381	130	21	—	—	532
	Senior Management	784	1,019	80	—	—	1,883
		1,165	1,259	101	83	—	2,608

(1)         In the six months ended June 30, 2014, out of the total amount, €335,000 related to the accelerated vesting of options following the IPO.

The condensed consolidated financial statements do not include all disclosures for related-party transactions that are required in the annual consolidated financial statements, and should be read in conjunction with the Company’s annual consolidated financial statements for the period ended December 31, 2013.

23. Commitments / Contingent Liabilities

uniQure leases various office space and laboratory space under operating lease agreements. The Company leases its headquarters under an agreement between uniQure and AMC, represented by BDDA and Amsterdam Vector Productions B.V. (“AVP”), both subsidiaries of AMC (Second Rental Agreement) in respect of facilities located at Meibergdreef 61 Amsterdam, from October 1, 2005 until September 30 2016, and an agreement for the lease of facilities at Meibergdreef 57, Amsterdam, from July 1, 2006 until September 30, 2016. The aggregate annual lease payments amount to €542,000.

The lease expenditure charged to the income statement for the six months ended June 30 2014 was €264,000 (for the six months ended June 30, 2013: €253,000).

The future aggregate minimum lease payments under non-cancellable operating leases as of June 30, 2014 and December 31, 2013 are as follows:

	DECEMBER 31, 2013	JUNE 30, 2014
	(€ in thousands)
No later than 1 year	1,243	1,760
Later than 1 year and no later than 5 years	6,053	5,943
Later than 5 years	7,927	7,193
Total	15,223	14,896

On July 24, 2013 uniQure entered into an agreement for the lease of facilities at 113 Hartwell Avenue, Lexington, Massachusetts, United States that became effective from November 5, 2013 onwards until November 5, 2023. uniQure has an option to extend the lease for up to an additional 10 years. The aggregate annual lease payments for the period to November 5, 2023 amount to $18,937,000 (€ 13,878,000), including an initial rent-free period of seven months from the commencement of the lease which was effective at November 5, 2013.

The lease payments under an operating lease will be recognized as an expense on a straight line basis over the full duration of the lease, taking into account the Lease Incentives for a total of $7,259,000 (€5,319,000) as received from the landlord; This results in a monthly expense of $91,950 (€67,387); for the period ending June 30, 2014 the company accounted for an related expense of $551,700 (€403,000). As of June 30, 2014 the Company recorded a deferred rent of € 5,247,000 ($7,164,000).

Further details regarding the accounting for this lease is set out in the audited consolidated financial statements for the year ending December 31, 2013.

Research and Development Commitments

uniQure has entered into research and development commitments in relation to uniQure’s product pipeline. The future aggregate minimum payments under these research and development commitments are as follows:

	DECEMBER, 2013	JUNE 30, 2014
	(€ in thousands)
No later than 1 year	327	300
Later than 1 year and no later than 5 years	—	—
Later than 5 years	—	—
Total	327	300

Grant Commitments

From October 1, 2000 until May 31, 2005, AMT received a technical development loan from the Dutch government in relation to development of Glybera. This grant includes a repayment clause in the event the Company generates revenues from the related project. AMT received total grants of €3,605,000 relating to eligible project costs in the grant period. The grant amount received bears interest of 5.7% per annum and must be repaid in the period January 1, 2008 through December 31, 2017 as a percentage of revenues which are derived from product sales of Glybera. If future royalty payments are not sufficient to repay the grant on or prior to December 31, 2017, or if there are no revenues generated, the remaining balance will be forgiven. Repayment obligations continue to apply if the product is not commercialized or transferred to others. The total amount of the contingent commitment as at June 30, 2014 was €5,665,000 comprising the original total amount of the grant together with accrued interest.

Historically, the Company also received a “Technisch ontwikkelingsproject” (TOP) (or technical development project) grant from the Dutch government amounting to €130,000 on a project that was terminated. If the Company realizes income from the sale of assets developed under that grant, repayment clauses will apply. The Company has not recorded any liability to repay amounts in respect of this grant within these financial statements.

Other contingent liabilities

On December 11, 2013, the Company received a formal request for arbitration from Extera Partners, a consulting firm based in Cambridge, Massachusetts, alleging a fee to be due in respect of consulting services provided to the Company in connection with a partnering transaction. The request for arbitration was received by the International Court of Arbitration at the International Chamber of Commerce on December 12, 2013, which represents the start date of the arbitration. The amount claimed is $100,000 plus 2.5% of all proceeds, including equity investments, the Company received from Chiesi pursuant to its collaboration agreements entered into in the second quarter of 2013. The Company’s engagement letter with Extera Partners contains a cap limiting the maximum payment to €5,000,000. On December 23, 2013 proceedings under the International Court of Arbitration formally commenced. In the six months ended June 30, 2014 the ICC appointed and confirmed a sole arbitrator. The Company has reviewed the claim with counsel and believes that the claim is without merit. The Company intends to vigorously defend against it.

24. Events After the Balance Sheet Date

On July 15, 2014 the Company signed and on July 31, 2014 the Company closed an agreement to acquire all shares of InoCard GMBH.  InoCard was founded in December 2013 as a spin-off of the University of Heidelberg, and is an innovative, early-stage biotechnology company focused on the development of gene therapy approaches for cardiac disease. InoCard has developed a novel gene therapy to preclinical proof of concept, for the one-time treatment of congestive heart failure (CHF), a rapidly progressing disease affecting 26 million people worldwide. InoCard founders Prof. Patrick Most und Prof. Hugo Katus will join uniQure as Managing Director of uniQure in Germany and Chairman of the Scientific Advisory Board, for Cardiovascular Diseases, respectively.

Under the terms of the agreement, InoCard shareholders will receive an upfront payment of €3,000,000 (€1,500,000 in cash and €1,500,000  in uniQure stock), and a further €14,500,000 in success-based milestone payments upon achieving certain clinical and regulatory targets. Upon a successful commercial launch of a developed product, the sellers will further also receive a royalty payment of 0.5 % of the net product sales. The amount of the €14,500,000 in milestones is payable, at the company’s sole discretion in either cash or uniQure stock.  Full financial disclosures on the transaction will be presented in the Company’s condensed consolidated interim financial statements for the period ending September 30, 2014.